Exhibit 99.1

31 May 2023

ASX Market Announcements

ASX Limited

Level 4

Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sirs,

RESULTS OF ANNUAL GENERAL MEETING

The Directors of Mobilicom Limited (‘the Company’ or ‘Mobilicom’) are pleased to advise that resolutions 1 to 9 put to shareholders at today’s 2023 Annual General Meeting (AGM) were passed by poll, including resolution 3 which was passed as a special resolution.

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution as set out in the attached proxy summary.

This announcement has been approved and authorised by the Board of Mobilicom Limited.

Yours sincerely

MOBILICOM LIMITED

/s/ Justin Mouchacca
Justin Mouchacca
Company Secretary

Mobilicom Limited

Annual General Meeting

Wednesday, 31 May 2023

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried	If s250U applies
1. Non-Binding Resolution to Adopt Remuneration Report	Ordinary	121,956,099 69.66%	35,697,389 20.39%	17,413,393 9.95%	18,666,695	139,369,492 79.61%	35,697,389 20.39%	18,666,695	Carried	No
2. Re-Election of Yossi Segal as a Director	Ordinary	253,171,163 89.32%	12,860,506 4.54%	17,413,393 6.14%	11,122,070	270,584,556 95.46%	12,860,506 4.54%	11,122,070	Carried	NA
3. Approval of 10% Placement Facility	Special	149,286,079 76.56%	28,287,990 14.51%	17,413,393 8.93%	99,579,670	166,699,472 85.49%	28,287,990 14.51%	99,579,670	Carried	NA
4(a) Approval To Issue Options - Oren Elkayam	Ordinary	112,058,250 60.95%	54,390,288 29.58%	17,413,393 9.47%	9,878,520	129,471,643 70.42%	54,390,288 29.58%	9,878,520	Carried	NA
4(b) Approval To Issue Options - Yossi Segal	Ordinary	112,040,100 60.94%	54,408,388 29.59%	17,413,393 9.47%	9,878,520	129,453,493 70.41%	54,408,388 29.59%	9,878,520	Carried	NA
4(c) Approval To Issue Options - Jonathan Brett	Ordinary	112,126,725 60.96%	54,390,288 29.57%	17,413,393 9.47%	9,810,045	129,540,118 70.43%	54,390,288 29.57%	9,810,045	Carried	NA
4(d) Approval To Issue Options - Campbell Mccomb	Ordinary	112,126,725 63.49%	47,057,138 26.65%	17,413,393 9.86%	9,810,045	129,540,118 73.35%	47,057,138 26.65%	9,810,045	Carried	NA
4(e) Approval To Issue Options – Shalom Elkayam	Ordinary	112,126,725 60.96%	54,390,288 29.57%	17,413,393 9.47%	9,810,045	129,540,118 70.43%	54,390,288 29.57%	9,810,045	Carried	NA
5. Approval Of Incentive Plan	Ordinary	112,788,990 62.86%	49,237,548 27.44%	17,413,393 9.70%	14,300,520	130,202,383 72.56%	49,237,548 27.44%	14,300,520	Carried	NA

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.